

January 21, 2014

<u>**Via E-Mail**</u>
Aneliya S. Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

     Re: **Miller Energy Resources, Inc.**
              Responses to comments on Soliciting Materials filed pursuant to Rule
                14a-12 filed December 17, 2013
              Filed by Bristol Investment Fund, Ltd., et. al.
              Filed January 16, 2014
              File No. 001-34732

Dear Ms. Crawford:

We have reviewed your responses and have the following comments.

1.   We reissue the first bullet point of prior comment 1. We are unable to see the how the company shares being "significantly undervalued" are related to the profile of senior management.

2.   Please provide us with additional support for your response paragraph 8(e). For example, you may provide us with some or all of the letters previously shared with you by a company shareholder. Also, which shareholders did you communicate with?

3.   Please provide us with additional support for your response paragraph 24. For example, you may provide us with the Imperial Capital report and describe the "other instances of selective disclosures" referenced in your response.

Please direct any questions to me at (202) 551-3619.

                Sincerely,

                <u>/s/ Daniel F. Duchovny</u>
                Daniel F. Duchovny
                Special Counsel
                Office of Mergers and Acquisitions